SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Dated December 18, 2002

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                           CHC Helicopter Corporation
             (Exact name of registrant as specified in its Charter)

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                          Hangar #1, St. John's Airport
                                  P.O. Box 5188
                            St. John's, Newfoundland
                                 Canada A1C 5V5
              (Address of registrant's principal executive offices)

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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F x  Form 40-F
                                      ---          ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No x
                                     ---    ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

CHC UNSUCCESSFUL IN RENEWING CONTRACT

Tuesday, December 10, 2002, St. John's, Newfoundland, Canada: CHC Helicopter Corporation (CHC) (TSE: FLY.A and FLY.B; NYSE: FLI) announced today that its United Kingdom operating subsidiary, CHC Scotia Limited, was unsuccessful in its efforts to renew a contract to supply helicopter services to bp in the Northern North Sea. The current contract with bp, which produced revenues of $51.5 million in fiscal 2002, expires on July 31, 2004. This represents approximately 8% of CHC's revenues but less than 4% of EBITDA. CHC will continue to service bp under other contracts in the Southern North Sea, Angola, Norway, and Azerbaijan.

Sylvain Allard, the President of CHC stated: "Although it is disappointing that we were unable to secure a renewal of the bp contract on terms that would provide a satisfactory return to CHC shareholders, there is a worldwide shortage of heavy helicopters of the type used to service the bp contract. There continues to be a strong demand for these aircraft types so we are confident that we will be able to re-deploy the aircraft at market rates after the bp contract expires in 20 months. As our customers continue to develop oil reserves further from shore, the demand for modern heavy helicopters should continue to increase."

CHC Helicopter Corporation is the world's leading provider of heavy and medium helicopter services to the global offshore oil and gas industry, with aircraft operating in 23 countries and a team of approximately 2,500 professionals worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President
& Chief Financial Officer
709-570-0567

Chris Flanagan,
Director of Communications
709-570-0749/685-1537

If you wish to be added to, or removed from, the Company's distribution list, please call 709-570-0749 or e-mail communications@stjohns.chc.ca.

This press release and management's discussion and analysis may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.



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


                                    SIGNATURE
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                Date:   December 18, 2002

                                                 CHC HELICOPTER CORPORATION
                                                         (Registrant)


                                                  By  /s/ Jo Mark Zurel
                                                     -------------------------
                                                       Jo Mark Zurel
                                                       Senior Vice President and
                                                       Chief Financial Officer